UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Jeffrey S. Puretz
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

Re: ING Funds Trust (File No. 811-08895)
ING Investors Trust (File No. 811-05629)
ING Series Fund, Inc. (File No. 811-06352)

Dear Mr. Puretz:

Your letter of September 23, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if ING Funds Trust ("IFT"), ING Investors Trust ("IIT" and together with IFT, the "Trusts"), and ING Series Fund, Inc. (the "Company"), and ING American Insurance Holdings, Inc. ("Support Provider"), enter into the arrangement summarized below and more fully described in the letter. The Trusts and the Company are open-end management investment companies that are registered with the Commission under the Act.

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

The ING Classic Money Market Fund and the ING Institutional Prime Money Market Fund (the "IFT Funds") are series of IFT. The ING Liquid Assets Portfolio is a series of IIT (the "IIT Fund"). The ING Money Market Fund and Brokerage Cash Reserves are a series of the Company ("ISF Funds" and together with the IFT Funds and the IIT Fund, the "Funds"). Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

The Support Provider is an affiliated person of an affiliated person, as that term is defined in Section 2(a)(3) of the Act, of the Trusts. ING Investments, LLC and Directed Services LLC (collectively, the "Advisers"), are investment advisers registered under the Investment Advisers Act of 1940 and serve as investment advisers to the Funds (as defined hereunder). The Advisers and the Support Provider are indirect subsidiaries of ING Groep N.V.

You state that each Fund holds in its portfolio notes issued by American General Finance Corp. ("AGFC Notes"), an indirect subsidiary of American International Group, Inc and the ING Money Market Fund also holds notes issued by Lehman Brothers Holdings Inc. ("Lehman Notes" and together with the AGFC Notes, the "Notes"), in the amounts listed in Appendix A to your letter. You state that in light of recent market developments as well as the Lehman Brothers Holdings Inc. ("Lehman") bankruptcy, the Advisers believe and have conveyed to the Board of Trustees of IFT and IIT(the "Unified Board"), and the Board of Directors of the Company (the "ISF Board" and together with the "Unified Board", the "Boards"), that (a) further downgrades could result in the AGFC Notes no longer being Eligible Securities as that term is defined in rule 2a-7 under the Act,[4] (b) an Event of Insolvency as defined in rule 2a-7 has occurred with respect to the Lehman Notes, and (c) the Notes could be valued at an amount that is under their amortized cost to such a degree (or by such amount) that the Funds are no longer able to maintain a stable net asset value of $1.00. You state further that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause a Fund to realize losses and no longer maintain a stable net asset value per share. You also state that the Board, including a majority of the trustees that are not interested persons of the Funds as that term is defined in section 2(a)(19) of the Act, has determined that it would not be in the best interests of each Fund and its shareholders to dispose of the Notes at this time.

You state that in order to mitigate any negative impact such events may have on shareholders of the Funds, the Support Provider, the Trusts, on behalf of the IFT Funds and the IIT Fund, and the Company, on behalf of the ISF Funds seek to enter into a capital support agreement for each Fund (the "Agreement"), a form of which was provided to the staff. Under each Agreement, the Support Provider would be obligated to make a cash contribution to the relevant Fund in any of the following circumstances (each, a "Contribution Event"): (i) any sale of the Notes by the Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Notes in an amount less than their amortized cost value; (iii)

[4] You state that as of the date of your letter, AGFC's short-term credit ratings were "P-2" (Moody's Investors Services) and "A-3" (Standard & Poor's).

issuance of an order by a court having jurisdiction over the matter discharging AGFC or Lehman, as the case may be, from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You represent with respect to each Agreement that:

(i) The Agreement would obligate the Support Provider upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount sufficient to maintain each Fund's net asset value per share at $0.995 or such greater amount as may be specified in the Agreement;

(ii) The Agreement would be entered into at no cost to the Fund, and the Support Provider would not obtain any shares from the Fund in exchange for its contribution;

(iii) If the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would qualify as an Eligible Security (as defined in rule 2a-7 under the Act) because the Support Provider has received a rating in one of the highest short-term categories from a Nationally Recognized Statistical Rating Organization with respect to a class of debt obligations that is comparable in priority and security to the Agreement;

(iv) Pursuant to delegated authority, the Advisers have determined that the Agreement presents minimal credit risks with respect to the Fund;

(v) The Fund will sell all the Notes on the business day immediately prior to the termination date specified in the Agreement, if such sale would trigger a cash contribution under the Agreement;

(vi) The Agreement would terminate following a change in the Support Provider's short-term credit ratings, unless the Support Provider puts in place a substitute arrangement that is a First Tier Security within 15 calendar days after such occurrence. If the Support Provider is unable to put in place a substitute arrangement that is a First Tier Security, the Fund will sell the Notes and the Support Provider would be obligated to make the capital contribution required under the Agreement as a result of the sale; and

(vii) The Board has reviewed and approved the Agreement, including the aggregate maximum capital contribution amount, and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Funds and the Support Provider enter into the arrangements summarized above and more fully described in your letter.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

We have considered your request for confidential treatment of your letter and our response for a period of 120 days from the date of our response or such earlier date as the Staff of the Division of Investment is advised that the information in your letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until February 19, 2009.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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5 This letter confirms oral no-action relief provided by the undersigned to Reza Pishva of your firm on September 23, 2008.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JEFFREY S. PURETZ

jeffrey.puretz@dechert.com
+1 202 261 3358 Direct
+1 202 261 3058 Fax

September 23, 2008

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing to you on behalf of ING Funds Trust ("IFT"), a Delaware statutory trust, an investment company registered under the Investment Company Act of 1940, as amended, ("1940 Act"), of which each of ING Classic Money Market Fund and ING Institutional Prime Money Market Fund (the "IFT Funds") is a series; ING Investors Trust ("IIT", together with IFT, the "Trusts"), a Massachusetts business trust, an investment company registered under the 1940 Act, of which ING Liquid Assets Portfolio (the "IIT Fund") is a series; and ING Series Fund, Inc. (the "Company")[1], a Maryland corporation, an investment company registered under the 1940 Act, of which each of ING Money Market Fund and Brokerage Cash Reserves is a series ("ISF Funds", together with the IFT Funds and the IIT Fund, the "Funds"). ING Investments, LLC ("IIL") or Directed Services LLC ("DSL") (collectively, the "Advisers") serves as investment adviser to each of the Funds. Both IIL and DSL are indirect subsidiaries of ING Groep N.V.

We respectfully request assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if each of the Funds enters into a Capital Support Agreement effective as of September 23, 2008 ("Agreement", collectively, the "Agreements") discussed below with ING America Insurance Holdings, Inc. ("Capital Support Provider").

Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund currently holds in its portfolio notes issued

1 Please note that Goodwin Procter LLP is counsel to the Company and its Board of Directors.

by American General Finance Corp. ("AGFC"), an indirect subsidiary of American International Group Inc. ("AIG"), and ING Money Market Fund also holds notes issued by Lehman Brothers Holdings Inc. ("Lehman"), in the amounts listed in Appendix A ("Notes").[2] In light of the recent market developments in the AGFC Notes as well as the Lehman bankruptcy, the Advisers believe, and have conveyed to the Board of Trustees of IFT and IIT (the "Unified Board") and the Board of Directors of the Company (the "ISF Board", together with the Unified Board, the "Boards"), that (a) further downgrades could result in the AGFC Notes no longer being "Eligible Securities" (as that term is defined in Rule 2a-7 under the 1940 Act);[3] (b) because Lehman filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code that an "Event of Insolvency" (as that term is defined in 5b-3(c)(2) under the 1940 Act and used for purposes of Rule 2a-7 under the 1940 Act) occurred with respect to Lehman, which results in the Lehman Notes being in default and no longer being "Eligible Securities" (as that term is defined in Rule 2a-7 under the 1940 Act); and (c) that the Notes could be valued at an amount that is under their amortized cost to such a degree (or by such an amount) that the Funds are no longer able to maintain a stable net asset value per share of $1.00.

Each of the Boards, including a majority of the Trustees and the majority of Directors of each Board that are not interested persons of the Funds ("Independent Trustees"), has determined that it is in the best interests of the pertinent Fund and its shareholders to not dispose of the Notes at this time. The Boards believe that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause the Funds to realize losses and no longer maintain a stable net asset value per share.

To mitigate any negative impact such events may have on shareholders of the Funds, although under no obligation to do so, the Advisers, the Company, the Trusts and the Capital Support Provider, on behalf of the Funds, have determined to enter into the Agreement for the Funds. Under the Agreement, the Capital Support Provider would be obligated to provide a capital contribution to the Funds if, as a result of losses realized on the Notes, the market-based NAV per share of the Funds otherwise would drop below $0.995 or such greater amount as may be specified under the terms of the Agreement.[4] The amount of any such capital contribution will

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2 The term Notes as used herein shall also include any securities or other instruments received in exchange for, or as a replacement for, the assets specified in Appendix A hereto as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party, other than securities which are or become "Eligible Securities" as that term is defined in sub-paragraph (a)(10) of Rule 2a-7.

3 As of the date of this no-action request, the AGFC Notes' short-term credit rating as determined by Moody's Investors Service and by Standard & Poor's is respectively "P-2" and "A-3".

4 Under these circumstances, the Capital Support Provider would be obligated to provide a capital contribution to the Fund, pursuant to the Agreement, if losses were realized by the Fund as a result of any of the following occurrences: (i) any sale of the Notes by the Funds for cash in an amount, after deduction of any commissions or similar transaction costs, less than the amortized cost value of the Note sold as of the date of settlement; (ii) the receipt of final payment on the Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; (iii) the issuance of orders by a court having jurisdiction over the matter discharging AGFC or Lehman from liability for the Notes and providing for payments on those Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; or (iv) the

be that amount necessary to maintain the Fund's market-based NAV per share at $0.995 or such greater amount as may be specified under the terms of the Agreement, subject to an aggregate maximum amount set forth in the Agreement. The Capital Support Provider will not receive any compensation from the Funds for entering into the Agreement or any Fund shares for its capital contributions to the Funds pursuant to the Agreement.[5] As of the date of this no-action request, the Capital Support Provider's short-term credit rating as determined by Moody's Investors Service and by Standard & Poor's RatingsDirect is respectively "P-1(Backed)" and "A-1+". To the extent that the Agreement is deemed to be a security held by a Fund, the Capital Support Provider's commitment under the Agreement would be a "First Tier Security," as defined in sub-paragraph (a)(12) of Rule 2a-7 under the 1940 Act. Pursuant to delegated authority from the Boards, the Advisers have determined that this Agreement would present minimal credit risks.

An Agreement between a Fund and a Capital Support Provider will terminate upon the earlier to occur of (i) the repayment in full, in cash, of all Notes held by the pertinent Fund; (ii) the Capital Support Provider having made capital contributions equal to the maximum contribution amount; or (iii) so long as the Capital Support Provider is not in default with respect to its obligations under the Agreement and related agreements, January 12, 2009 for the IFT Funds, the IIT Funds and the Brokerage Cash Reserves, and September 23, 2009 for the ING Money Market Fund (collectively, the "Termination Date"). The Termination Date will not be extended by the parties without the prior consent of the Staff.

In addition, a Fund will sell the Notes: (i) within fifteen (15) calendar days following any change in the Capital Support Provider's short-term credit ratings such that the Capital Support Provider's short-term obligations no longer qualify as "First Tier Securities," as defined in sub-paragraph (a)(12) of Rule 2a-7; or (ii) on the business day immediately prior to the Termination Date, provided that the Fund shall not be required to complete any such sale if (A) the amount the Fund expects to receive on such sale date would not result in a loss or the payment of a capital contribution amount, or (B) with respect to an event described above in the first sentence of this paragraph, if the Capital Support Provider substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and during that 15-day period the Capital Support Provider's obligations qualify as "Second Tier Securities" (as defined in Rule 2a-7).

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receipt of any security or other instrument in exchange for, or as a replacement of, the Notes as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which the Notes are exchanged for, or replaced with, new securities of AGFC, Lehman, or a third party and such new securities are or become "Eligible Securities," as defined in sub-paragraph (a)(10) of Rule 2a-7, and have a value that is less than the amortized cost of the Notes on the date the Fund receives such new securities.

5 In the event that a Fund receives payments from the Capital Support Provider with respect to AGFC or Lehman Notes and subsequently receives additional payments from the issuer of the Notes, the Funds will repay the Capital Support Provider, per the repayment rights provided in the Agreement.

ING Investment Management Co., sub-adviser to each of the Funds, has determined that the Capital Support Provider's financial strength ratings is such that it presents minimal credit risk with respect to its short-term obligations. The Board of each Fund, including a majority of the Independent Trustees or Directors, has approved the terms of the Agreement, including the aggregate maximum capital contribution amount under the Agreement, and determined that entering into the Agreement is in the best interests of the pertinent Fund and its shareholders.

Analysis

The Capital Support Provider is an "affiliated person" of an "affiliated person" of the Funds, as that term is defined in Section 2(a)(3) of the 1940 Act, and an "affiliated person" of the Advisers. The Agreements may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

The proposed Agreements may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

Entering into the proposed Agreements also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Capital Support Provider as an affiliated person of a Fund's investment adviser.

By entering into the proposed Agreements, the Capital Support Provider may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3). We submit that, notwithstanding the potential violations, entering the Agreements is in the best interest of the Funds and its shareholders. An Agreement effectively limits the risk to each Fund and its shareholders that losses arising from each Fund's current exposure to the Notes might cause the Fund to "break the buck." The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders.[6]

The capital support agreement in *SEI Daily Income Trust*[7] operates in essentially the same fashion as the Agreement. In *SEI Daily Income Trust*, the fund and its affiliate entered into capital support agreement designed to prevent any losses realized on the notes from causing the fund's market based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the

6 *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007) ("SEI Daily Income Trust") ; *See also, HSBC Investor Funds—HSBC Investor Money Market Fund* (Jan. 18, 2008).

7 *Id.*

capital support agreement. Furthermore, in *SEI Daily Income Trust*, the affiliate agreed to not obtain any shares or other consideration from the fund for its contribution.

Similarly, an Agreement will be entered into on behalf of each of the Funds in an effort to prevent any losses realized on the Notes from causing the Fund's market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of the Agreement. The Agreement obligates the Capital Support Provider to make contributions to a Fund up to the aggregate maximum specified in the Agreement. The Capital Support Provider would not obtain any shares or other consideration from any of the Funds for its contribution.[8]

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action against the Funds, the Advisers, and the Capital Support Provider if the Funds and the Capital Support Provider enter into the arrangements discussed above.

Please contact the undersigned at 202.261.3358 should you have any questions or comments regarding this request.

Sincerely,

Jeffrey Puretz (RP)

Jeffrey S. Puretz

cc: Huey P. Falgout, Jr. – ING US Legal Services
Philip H. Newman – Goodwin Procter LLP
Robert J. Zutz – K&L Gates LLP
Geoffrey R. Kenyon – Dechert LLP
Reza Pishva – Dechert LLP

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[8] *See supra* note 5.

APPENDIX A TO NO-ACTION REQUEST

ING Classic Money Market Fund

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	25,000,000
AMERICAN GENERAL FINANCE CORP.	01/09/09	3,000,000
TOTAL		**28,000,000**
PERCENTAGE OF FUND AT PAR		**2.02%**

ING Institutional Prime Money Market Fund

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	46,000,000
TOTAL		**46,000,000**
PERCENTAGE OF FUND AT PAR		**2.71%**

ING Liquid Assets Portfolio

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	46,000,000
TOTAL		**46,000,000**
PERCENTAGE OF FUND AT PAR		**2.10%**

ING Money Market Fund

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP. LEHMAN BROTHERS HOLDINGS INC.	10/02/08 11/24/08	8,500,000 2,000,000
TOTAL		**10,500,000**
PERCENTAGE OF FUND AT PAR		**2.66**

Brokerage Cash Reserves

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	7,000,000
AMERICAN GENERAL FINANCE CORP.	01/09/09	1,000,000
TOTAL		**8,000,000**
PERCENTAGE OF FUND AT PAR		**1.79%**

Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JEFFREY S. PURETZ

jeffrey.puretz@dechert.com
+1 202 261 3358 Direct
+1 202 261 3058 Fax

September 23, 2008

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing to you on behalf of ING Funds Trust ("IFT"), a Delaware statutory trust, an investment company registered under the Investment Company Act of 1940, as amended, ("1940 Act"), of which each of ING Classic Money Market Fund and ING Institutional Prime Money Market Fund (the "IFT Funds") is a series; ING Investors Trust ("IIT", together with IFT, the "Trusts"), a Massachusetts business trust, an investment company registered under the 1940 Act, of which ING Liquid Assets Portfolio (the "IIT Fund") is a series; and ING Series Fund, Inc. (the "Company")[1], a Maryland corporation, an investment company registered under the 1940 Act, of which each of ING Money Market Fund and Brokerage Cash Reserves is a series ("ISF Funds", together with the IFT Funds and the IIT Fund, the "Funds"). ING Investments, LLC ("IIL") or Directed Services LLC ("DSL") (collectively, the "Advisers") serves as investment adviser to each of the Funds. Both IIL and DSL are indirect subsidiaries of ING Groep N.V.

We respectfully request assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if each of the Funds enters into a Capital Support Agreement effective as of September 23, 2008 ("Agreement", collectively, the "Agreements") discussed below with ING America Insurance Holdings, Inc. ("Capital Support Provider").

Each Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Each Fund currently holds in its portfolio notes issued

1 Please note that Goodwin Procter LLP is counsel to the Company and its Board of Directors.

by American General Finance Corp. ("AGFC"), an indirect subsidiary of American International Group Inc. ("AIG"), and ING Money Market Fund also holds notes issued by Lehman Brothers Holdings Inc. ("Lehman"), in the amounts listed in Appendix A ("Notes").[2] In light of the recent market developments in the AGFC Notes as well as the Lehman bankruptcy, the Advisers believe, and have conveyed to the Board of Trustees of IFT and IIT (the "Unified Board") and the Board of Directors of the Company (the "ISF Board", together with the Unified Board, the "Boards"), that (a) further downgrades could result in the AGFC Notes no longer being "Eligible Securities" (as that term is defined in Rule 2a-7 under the 1940 Act);[3] (b) because Lehman filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code that an "Event of Insolvency" (as that term is defined in 5b-3(c)(2) under the 1940 Act and used for purposes of Rule 2a-7 under the 1940 Act) occurred with respect to Lehman, which results in the Lehman Notes being in default and no longer being "Eligible Securities" (as that term is defined in Rule 2a-7 under the 1940 Act); and (c) that the Notes could be valued at an amount that is under their amortized cost to such a degree (or by such an amount) that the Funds are no longer able to maintain a stable net asset value per share of $1.00.

Each of the Boards, including a majority of the Trustees and the majority of Directors of each Board that are not interested persons of the Funds ("Independent Trustees"), has determined that it is in the best interests of the pertinent Fund and its shareholders to not dispose of the Notes at this time. The Boards believe that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause the Funds to realize losses and no longer maintain a stable net asset value per share.

To mitigate any negative impact such events may have on shareholders of the Funds, although under no obligation to do so, the Advisers, the Company, the Trusts and the Capital Support Provider, on behalf of the Funds, have determined to enter into the Agreement for the Funds. Under the Agreement, the Capital Support Provider would be obligated to provide a capital contribution to the Funds if, as a result of losses realized on the Notes, the market-based NAV per share of the Funds otherwise would drop below $0.995 or such greater amount as may be specified under the terms of the Agreement.[4] The amount of any such capital contribution will

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2 The term Notes as used herein shall also include any securities or other instruments received in exchange for, or as a replacement for, the assets specified in Appendix A hereto as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party, other than securities which are or become "Eligible Securities" as that term is defined in sub-paragraph (a)(10) of Rule 2a-7.

3 As of the date of this no-action request, the AGFC Notes' short-term credit rating as determined by Moody's Investors Service and by Standard & Poor's is respectively "P-2" and "A-3".

4 Under these circumstances, the Capital Support Provider would be obligated to provide a capital contribution to the Fund, pursuant to the Agreement, if losses were realized by the Fund as a result of any of the following occurrences: (i) any sale of the Notes by the Funds for cash in an amount, after deduction of any commissions or similar transaction costs, less than the amortized cost value of the Note sold as of the date of settlement; (ii) the receipt of final payment on the Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; (iii) the issuance of orders by a court having jurisdiction over the matter discharging AGFC or Lehman from liability for the Notes and providing for payments on those Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; or (iv) the

be that amount necessary to maintain the Fund's market-based NAV per share at $0.995 or such greater amount as may be specified under the terms of the Agreement, subject to an aggregate maximum amount set forth in the Agreement. The Capital Support Provider will not receive any compensation from the Funds for entering into the Agreement or any Fund shares for its capital contributions to the Funds pursuant to the Agreement.[5] As of the date of this no-action request, the Capital Support Provider's short-term credit rating as determined by Moody's Investors Service and by Standard & Poor's RatingsDirect is respectively "P-1(Backed)" and "A-1+". To the extent that the Agreement is deemed to be a security held by a Fund, the Capital Support Provider's commitment under the Agreement would be a "First Tier Security," as defined in sub-paragraph (a)(12) of Rule 2a-7 under the 1940 Act. Pursuant to delegated authority from the Boards, the Advisers have determined that this Agreement would present minimal credit risks.

An Agreement between a Fund and a Capital Support Provider will terminate upon the earlier to occur of (i) the repayment in full, in cash, of all Notes held by the pertinent Fund; (ii) the Capital Support Provider having made capital contributions equal to the maximum contribution amount; or (iii) so long as the Capital Support Provider is not in default with respect to its obligations under the Agreement and related agreements, January 12, 2009 for the IFT Funds, the IIT Funds and the Brokerage Cash Reserves, and September 23, 2009 for the ING Money Market Fund (collectively, the "Termination Date"). The Termination Date will not be extended by the parties without the prior consent of the Staff.

In addition, a Fund will sell the Notes: (i) within fifteen (15) calendar days following any change in the Capital Support Provider's short-term credit ratings such that the Capital Support Provider's short-term obligations no longer qualify as "First Tier Securities," as defined in sub-paragraph (a)(12) of Rule 2a-7; or (ii) on the business day immediately prior to the Termination Date, provided that the Fund shall not be required to complete any such sale if (A) the amount the Fund expects to receive on such sale date would not result in a loss or the payment of a capital contribution amount, or (B) with respect to an event described above in the first sentence of this paragraph, if the Capital Support Provider substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and during that 15-day period the Capital Support Provider's obligations qualify as "Second Tier Securities" (as defined in Rule 2a-7).

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receipt of any security or other instrument in exchange for, or as a replacement of, the Notes as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which the Notes are exchanged for, or replaced with, new securities of AGFC, Lehman, or a third party and such new securities are or become "Eligible Securities," as defined in sub-paragraph (a)(10) of Rule 2a-7, and have a value that is less than the amortized cost of the Notes on the date the Fund receives such new securities.

5 In the event that a Fund receives payments from the Capital Support Provider with respect to AGFC or Lehman Notes and subsequently receives additional payments from the issuer of the Notes, the Funds will repay the Capital Support Provider, per the repayment rights provided in the Agreement.

ING Investment Management Co., sub-adviser to each of the Funds, has determined that the Capital Support Provider's financial strength ratings is such that it presents minimal credit risk with respect to its short-term obligations. The Board of each Fund, including a majority of the Independent Trustees or Directors, has approved the terms of the Agreement, including the aggregate maximum capital contribution amount under the Agreement, and determined that entering into the Agreement is in the best interests of the pertinent Fund and its shareholders.

Analysis

The Capital Support Provider is an "affiliated person" of an "affiliated person" of the Funds, as that term is defined in Section 2(a)(3) of the 1940 Act, and an "affiliated person" of the Advisers. The Agreements may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

The proposed Agreements may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

Entering into the proposed Agreements also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Capital Support Provider as an affiliated person of a Fund's investment adviser.

By entering into the proposed Agreements, the Capital Support Provider may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3). We submit that, notwithstanding the potential violations, entering the Agreements is in the best interest of the Funds and its shareholders. An Agreement effectively limits the risk to each Fund and its shareholders that losses arising from each Fund's current exposure to the Notes might cause the Fund to "break the buck." The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders.[6]

The capital support agreement in *SEI Daily Income Trust*[7] operates in essentially the same fashion as the Agreement. In *SEI Daily Income Trust*, the fund and its affiliate entered into capital support agreement designed to prevent any losses realized on the notes from causing the fund's market based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the

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6 *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007) ("SEI Daily Income Trust") ; *See also, HSBC Investor Funds—HSBC Investor Money Market Fund* (Jan. 18, 2008).

7 *Id.*

capital support agreement. Furthermore, in *SEI Daily Income Trust*, the affiliate agreed to not obtain any shares or other consideration from the fund for its contribution.

Similarly, an Agreement will be entered into on behalf of each of the Funds in an effort to prevent any losses realized on the Notes from causing the Fund's market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of the Agreement. The Agreement obligates the Capital Support Provider to make contributions to a Fund up to the aggregate maximum specified in the Agreement. The Capital Support Provider would not obtain any shares or other consideration from any of the Funds for its contribution.[8]

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action against the Funds, the Advisers, and the Capital Support Provider if the Funds and the Capital Support Provider enter into the arrangements discussed above.

Please contact the undersigned at 202.261.3358 should you have any questions or comments regarding this request.

Sincerely,

Jeffrey Puretz (R.P.)

Jeffrey S. Puretz

cc: Huey P. Falgout, Jr. – ING US Legal Services
Philip H. Newman – Goodwin Procter LLP
Robert J. Zutz – K&L Gates LLP
Geoffrey R. Kenyon – Dechert LLP
Reza Pishva – Dechert LLP

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8 *See supra* note 5.

APPENDIX A TO NO-ACTION REQUEST

ING Classic Money Market Fund

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	25,000,000
AMERICAN GENERAL FINANCE CORP.	01/09/09	3,000,000
TOTAL		28,000,000
PERCENTAGE OF FUND AT PAR		2.02%

ING Institutional Prime Money Market Fund

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	46,000,000
TOTAL		46,000,000
PERCENTAGE OF FUND AT PAR		2.71%

ING Liquid Assets Portfolio

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	46,000,000
TOTAL		46,000,000
PERCENTAGE OF FUND AT PAR		2.10%

ING Money Market Fund

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	8,500,000
LEHMAN BROTHERS HOLDINGS INC.	11/24/08	2,000,000
TOTAL		10,500,000
PERCENTAGE OF FUND AT PAR		2.66

Brokerage Cash Reserves

NOTE	MATURITY	PAR
AMERICAN GENERAL FINANCE CORP.	10/02/08	7,000,000
AMERICAN GENERAL FINANCE CORP.	01/09/09	1,000,000
TOTAL		8,000,000
PERCENTAGE OF FUND AT PAR		1.79%

END